Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America

March 29, 2024	T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Hodan Siad and Benjamin Meeks

Re:	Porsche Auto Funding LLC

Registration Statement on Form SF-3

Filed December 7, 2023

File No. 333-275929

Dear Ms. Siad and Mr. Meeks:

On behalf of Porsche Auto Funding LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 5, 2024 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on December 7, 2023, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,

Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

March 29, 2024

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

 Response

Neither the depositor nor any issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor have offered, in a registered offering, a class of asset-backed securities involving the same asset class as this offering. Since no registered offerings have occurred, there have been no related Exchange Act reporting requirements during the last twelve months.

2.

Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

 Response

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under the form of prospectus.

3.

We note that your registration statement contemplates the offering of floating rate notes, and that your form of prospectus includes bracketed disclosure indicating that, if floating rate notes are offered, the applicable prospectus will disclose the terms of the index that will be used to determine interest payments for such floating rate notes. Please revise your form of prospectus to identify and describe the specific index or indices that you expect will be used to determine interest payments for any such floating rate notes. Refer to Item 1113(a)(3) of Regulation AB. Please also update your risk factor disclosure to discuss material risks related to any such indices, if applicable. Refer to Item 1103(b) of Regulation AB and Item 503(c) of Regulation S-K.

 Response

We have revised the form of prospectus, including the cover page and the risk factors beginning on page 18 to identify and describe the indices that we expect to use to determine interest payments for any floating rate notes. We have included mechanics and specific risk factors related to a SOFR Rate and indicated that appropriate updates will be made in an individual prospectus if an alternative rate is selected.

March 29, 2024

Form of Prospectus

The Sponsor, page 43

4.

Your disclosure suggests that Porsche Financial Services, Inc. (“PFS”), as sponsor and originator, may have an obligation to repurchase a receivable for breach of a representation or warranty. In particular, we note your risk factor disclosure on page 25 of your form of prospectus stating that “[w]hile the seller or PFS may be obligated to repurchase a receivable, the seller or PFS may not be financially in a position to fund its repurchase obligation, which could result in a loss on your notes.” Please confirm that you will provide information regarding PFS’ financial condition if there is a material risk that the ability of PFS to comply with any such repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

 Response

We hereby confirm that we will provide information regarding PFS’s financial condition if there is a material risk that the ability of PFS to comply with any such repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities.

The Transfer Agreements and the Administration Agreement

[The Revolving Period], page 92

5.

Your disclosure on page 93 of your form of prospectus, as well as in the corresponding section of the Summary of Terms, states that “[t]here are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool.” However, your disclosure under “Payments of Principal” on page 80 of your form of prospectus includes a bracketed placeholder for the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable. Please revise your form of prospectus as necessary to clarify whether there will be stated limits on the amount of additional receivables allowed to be purchased during the revolving period.

 Response

We have revised our disclosure clarify that there will not be a stated limit on the amount of additional receivables allowed to be purchased during the revolving period by deleting the bracketed language on page 100. The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets.

March 29, 2024

Part II – Information Not Required in Prospectus

Statistical Information, page 8

6.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

 Response

We have filed our remaining exhibits with Amendment No. 1 in accordance with Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

March 29, 2024

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart M. Litwin, at (312) 701-7373, or Melissa L. Kilcoyne, at (312) 701-7617. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Ross Dupper
Melissa L. Kilcoyne